NEWS RELEASE

April 26, 2018

Nevsun Announces First Quarter 2018 Financial Results - With Strong Operational Performance at Bisha

Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN:NSU) (“Nevsun” or “the Company”) is pleased to report its financial results for the three months ended March 31, 2018. Unless otherwise noted all financial results are in millions of US dollars.

Q1 2018 Highlights

  Produced 71.6 million pounds of zinc and 8.9 million pounds of copper at Bisha
  Sold 53.4 million pounds of payable zinc in concentrate and 7.8 million pounds of payable copper in concentrate
  Costs below guidance with C1 cash costs(2) of $0.58 per payable pound of zinc sold on a by-product basis
  Improved both zinc and copper recoveries at Bisha:
    Zinc recovery improved by 8.5% to 81.1%
    Copper recovery improved by 34.1% to 61.5%
  Strong operating performance resulted in cash balance increasing from $125 million to $150 million during the quarter
  Released the results of the Timok pre-feasibility study (“PFS”) which demonstrated the project’s sector-leading returns, with an after-tax NAV8% of $1.8 billion and IRR of 80% at $3.15 per pound copper
  Received the Timok exploration decline permit; all approvals now in place to begin construction in Q2 2018
  Completed all drilling related to the $20 million Timok Lower Zone work program which highlighted the deposit’s potentially significant scale and impressive grades; resource statement to be released in mid 2018
  Discovered high sulphidation epithermal (“HSE”) mineralization approximately 500 metres to the east of the Upper Zone

"We are off to an excellent start in 2018 as we benefit from the strong foundations that were laid at both Bisha and Timok in 2017. The release of the PFS on the Timok Upper Zone was a significant milestone for the Company as it further de-risked the project and highlighted its exceptional economics. In parallel, we secured our decline permit, and through the collaborative process we strengthened our relationship with the Serbian government. We now look forward to a busy Q2 as we begin construction of the decline, launch the feasibility study and release the much-anticipated initial resource statement for the Lower Zone,” said Peter Kukielski, Chief Executive Officer.

Mr. Kukielski continued: “Bisha had its best quarter since the beginning of the zinc phase. A second consecutive quarter of material movement of over 5 million tonnes in the mine enabled the plant to exclusively process primary ore. Together with trials of new reagents, there was a step-change in recoveries and record zinc sales in the quarter. The resulting increase in our cash balance highlighted the importance of Bisha as a cash generator. The improvements also support the work we are doing on potentially extending the mine life beyond the current plan.”

Timok Project Update

In Q1 2018, the Company released the results of the PFS for the Timok Upper Zone copper-gold project in Serbia. The PFS confirmed the extraordinary value of the Timok Project, a high-grade, high return, fully executable copper project in a supportive jurisdiction. The PFS reflected an after-tax NAV8% of $1.8 billion and IRR of 80% at $3.15 per pound copper with a payback period of less than one year based on an initial reserve of 27 million tonnes at 3.3% copper and 2.1 grams per tonne gold.

Extensive work was performed in the quarter on the project implementation schedule in collaboration with the Republic of Serbia to better understand the permitting process and requirements. As a result of this work, the Company gained valuable insights into the permitting regimen in Serbia under the terms of its mining law, and on February 27, 2018 the Company received the exploration decline permit. Through this process the Company acquired knowledge and relationships that will serve the Company well as it moves towards securing additional permits for the Timok Project. The Company is in the process of finalizing the contract tendering process to commence the decline construction activities in Q2 2018. The Company has acquired 100% of the land required for development of the decline and 53% of the required private land for construction of the project as at March 31, 2018.

At the Lower Zone, the Company completed the drilling campaign related to its $20 million work commitment, which continued to demonstrate the impressive copper grade, continuity and thickness of mineralization in the Lower Zone. To date, 84 drill holes have been drilled within the Lower Zone footprint, of which 78 drill holes comprising approximately 90,571 meters have intersected the deposit or its margins. The geometry of the Lower Zone remains to be fully defined, however current dimensions of the mineralized zone are approximately 2,000 metres long by 1,100 metres wide by 1,400 metres high. The mineralization comes to within 700 metres of surface at its south-eastern margin and extends to over 2,200 metres depth to the northwest, where it remains open. Highlighted assays from the final drill holes included 1.00% Cu and 0.20g/t Au (1.14% Cu equivalent) over 556.8 metres starting at 1,310 metres in TC170177 which included 1.45% Cu, 0.32g/t Au (1.67% Cu equivalent) over 177.0 metres. The company will release a Lower Zone resource statement in Q2 2018.

Regional drilling focused on searching for new high grade Upper Zone-style mineralization. Significant intersections of high sulphidation epithermal mineralization were made approximately 500 metres to the east of the Upper Zone in a 250 by 250 metre area, including hole TC170189 which returned 2.93% copper and 2.54 g/t gold over 27.0 metres at a depth of 396 metres. Follow up drilling will take place in 2018.

Bisha Mine Update

Bisha maintained total quarterly material movement above 5 million tonnes for the second consecutive quarter in Q1 2018. This sustained improvement in mine performance reflects the deployment of new heavy mining equipment (“HME”), improving HME availability and the implementation of a plan for in-pit waste dumping with favourable impacts on hauling distance. The mine is expected to continue to benefit from the in-pit waste dumping for the next 12 months. Exceptions to the mine plan required in 2017 to alleviate processing difficulties for certain ore types, have now been largely corrected. This resulted in a decrease in the stripping ratio from Q4 2017 and will ensure adequate primary ore supply in support of achieving 2018 mine production targets.

On processing, Bisha achieved breakthrough results on the key metallurgical challenge that the mine has faced since the commencement of the zinc phase – copper-zinc selectivity – during a 31-day plant trial using alternate reagent schemes. Both zinc and copper recoveries in Q1 2018 improved upon Q4 2017 results at 81.1% and 61.5%, respectively, compared to 72.6% and 27.4% in the Q4 2017 period. The Company is currently installing upgrades on the plant that, once completed in Q2 2018, will allow for consistent application of the revised reagent scheme which is expected to significantly improve both copper recovery and copper concentrate grades going forward. As a result of the improved recoveries, Bisha is currently tracking toward the higher end of 2018 production guidance and toward the lower end of cost guidance. Based on this performance, the Company is confident that it will achieve 2018 guidance. Guidance will be reviewed if the modified processing approach results in a sustained improvement in recoveries over a more extended period.

Q1 2018 Financial Review

	Q1 2018	Q4 2017	Q3 2017 (Restated)(1)	Q1 2017 (Restated)(1)
Revenue (millions)	$106.7	$80.6	$71.0	$71.6
Impairment reversals (millions)	-	18.0	2.7	-
Earnings from mine operations (millions)(1)	23.4	15.0	12.3	11.8
Exploration expenses (millions)(1)	(8.2)	(10.2)	(12.2)	(13.1)
Net income (loss) (millions)(1)	0.5	2.2	(8.4)	(9.1)
Net loss attributable to Nevsun shareholders (millions)(1)	(4.5)	(3.8)	(11.6)	(11.6)
Basic loss per share attributable to Nevsun shareholders(1)	$(0.01)	$(0.01)	$(0.04)	$(0.04)

Cash (millions)	$149.6	$124.6	$151.2	$166.6
Working capital (millions)	187.6	162.3	179.1	190.3

Zinc price realized, per payable pound sold	$1.51	$1.54	$1.44	$1.25
C1 cash cost per payable zinc pound sold, by-product basis(2)	0.58	1.13	0.75	0.89
C1 cash cost per payable zinc pound sold, co-product basis(2)	0.79	1.23	0.84	0.89

Copper price realized, per payable pound sold	$3.01	$3.26	$2.99	$-
C1 cash cost per payable copper pound sold, co-product basis(2)	1.56	2.01	1.70	-
(1)	Effective December 31, 2017, the Company voluntarily elected to change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q1 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three months ended March 31, 2017.
(2)	C1 cash cost per pound is a non-GAAP measure. See page 17 of the Company’s Q1 2018 MD&A for discussion of non-GAAP measures and page 6 of the Company’s Q1 2018 MD&A, Cash Costs, for explanation of per-unit costs.

Q1 2018 Operating Review

	Q1 2018	Q4 2017	Q3 2017	Q1 2017
Mining
Ore mined, tonnes(1)	640,000	362,000	383,000	651,000
Waste mined, tonnes	4,525,000	4,981,000	4,126,000	3,114,000
Strip ratio, using tonnes	7.1	13.8	10.8	4.8
Processing
Ore milled, tonnes	563,000	520,000	524,000	599,000
Zinc feed grade, %	7.1	6.9	6.8	5.5
Copper feed grade, %	1.2	1.2	1.0	0.9
Recovery, % of zinc	81.1	72.6	74.0	71.0
Recovery, % of copper(2)	61.5	27.4	33.4	26.8
Zinc concentrate grade, %	47.8	45.6	42.0	39.4
Copper concentrate grade, %(2)	20.9	18.7	17.8	21.6
Zinc in concentrate produced, millions of pounds	71.6	57.7	57.8	51.9
Zinc in concentrate produced, tonnes	32,500	26,100	26,300	23,500
Copper in concentrate produced, millions of pounds	8.9	3.6	4.0	3.3
Copper in concentrate produced, tonnes	4,100	1,600	1,800	1,500
Payable zinc in concentrate sold, millions of pounds	53.4	44.6	43.4	52.9
Payable zinc in concentrate sold, tonnes	24,700	20,200	19,800	24,000
Payable copper in concentrate sold, millions of pounds	7.8	3.6	3.1	-
Payable copper in concentrate sold, tonnes	3,500	1,600	1,400	-
(1)	Ore tonnes mined for the three months ended March 31, 2018 consisted of 640,000 tonnes of primary ore (Q1 2017 – 594,000 tonnes of primary ore and 57,000 tonnes of supergene ore).
(2)	This represents the copper recovery to copper concentrate from the copper flotation circuit only, and excludes copper recovered to zinc concentrates.

Senior Management Changes

Cara Allaway has joined the Company as Vice President Group Controller. Cara joins Nevsun from Dominion Diamond Mines where she was the VP Group Controller. Prior to this, Cara was the Chief Accountant where she oversaw the accounting and reporting function for the Ekati diamond mine. Cara began her career at PwC where she spent 12 years with a focus on the mining sector, initially in the Audit group in Halifax, followed by the Capital Markets Group in Russia and then the Audit group in Toronto. Cara replaces Peter Tam who has left the Company to pursue other opportunities.

Q1 2018 Results Conference Call and Webcast Details

The Company will hold a conference call and webcast on Friday, April 27, 2018, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the financial and operating results.

Conference Call:

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413

UK: 0800 652 2435 (toll free)

Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay by phone until Friday, May 4, 2018, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 234828 #.

Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.nevsun.com or by clicking  https://event.on24.com/wcc/r/1649965/DC887833D1B31D813DF4323AF596A2DA

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea and its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the PEA previously released in September 2017 and the PFS released in March 2018 on the Timok Project that support the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, are preliminary in nature and there is no certainty that the PEA or the PFS will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, exploration activities, the adequacy of financial resources, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine and other events or conditions that may occur in the future regarding the Company or its projects.

The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges on the variable ore materials being processed and if the significant improvements in recovery rates of zinc and copper will be maintained or that recoveries to initial design levels will be achieved; the ability to extend mine life beyond the current mine plans; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development and construction activities including commencement of the decline construction as planned; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com